Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 7, 2021

Relating to Preliminary Prospectus dated May 5, 2021

Registration No. 333-255339

This free writing prospectus relates only to the offering of common shares of hear.com N.V. and should be read together with the preliminary prospectus dated May 5, 2021 related to such offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-255339). On May 7, 2021, we filed Amendment No. 3 to such Registration Statement (“Amendment No. 3”). References to the “company,” “hear.com,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth under the second paragraph under the heading “Use of Proceeds” has been updated in its entirety to read as follows:

“We intend to use the net proceeds received by us from this offering, as follows:

•	to repay in full €2.1 million of existing shareholder loans owed to certain entities of the WS Audiology Group, which have a weighted average interest rate of 5.8% and scheduled maturity dates ranging from August 5, 2021 to July 19, 2023;

•	to repay the outstanding consideration of €58.3 million owed to the Parent and certain of its direct and indirect subsidiaries in connection with our acquisition of the hear.com group as described under “Corporate Reorganization.” This outstanding consideration will be satisfied through the repayment of intercompany loans owed to the WS Audiology Group (to the extent not capitalized in connection with the Corporate Reorganization); and

•	the remainder for general corporate purposes, including to fund further growth and execution of our business strategy, including expansion in our existing and new markets and scaling our telaudiology solution, with investments in marketing, personnel, technology and acquisitions. While we evaluate acquisition opportunities from time to time, we do not have any binding agreement or commitment for any material acquisition at this time.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending the uses described above, we intend to invest the net proceeds from this offering in short and intermediate term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct government or guaranteed obligations.”